--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               VIVRA INCORPORATED

                           (NAME OF SUBJECT COMPANY)

                               VIVRA INCORPORATED

                       (NAME OF PERSON FILING STATEMENT)

                           --------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                           --------------------------

                                   92855M104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           --------------------------

                                 KENT J. THIRY

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               VIVRA INCORPORATED

                         1850 GATEWAY DRIVE, SUITE 500

                          SAN MATEO, CALIFORNIA 94404

                                 (415) 577-5700

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

   NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                           --------------------------

                                   COPIES TO:

                              JOHN W. LARSON, ESQ.

                            ALEXANDER D. LYNCH, ESQ.

                        BROBECK, PHLEGER & HARRISON LLP

                             TWO EMBARCADERO PLACE

                                 2200 GENG ROAD

                          PALO ALTO, CALIFORNIA 94303

                                 (415) 421-0160

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates to an offer by Gambro Healthcare Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Incentive AB, a corporation organized under the laws of Sweden, to purchase all of the issued and outstanding Shares (as hereinafter defined) of Vivra Incorporated, a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated May 9, 1997, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference in its entirety, and is attached hereto (the "Offer to Purchase").

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is Vivra Incorporated, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1850 Gateway Drive, Suite 500, San Mateo California 94404. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $.01 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1 dated May 9, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by Incentive AB, a corporation organized under the laws of Sweden ("Parent"), and its indirect wholly owned subsidiary, Gambro Healthcare Acquisition Corp., a Delaware corporation and formerly known as HH Acquisition Corp. ("Purchaser"), relating to an offer by Purchaser to acquire all of the issued and outstanding Shares for an amount equal to $35.62 per Share (such amount or any greater amount per Share paid pursuant to the Offer (as hereinafter defined) being hereinafter referred to as the "Per Share Amount") net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The principal executive office of Purchaser is located at 1185 Oak Street, Lakewood, Colorado 80215. The principal executive office of Parent is located at Hamngatan 2, Box 7373, S-10391, Stockholm, Sweden.

    The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 5, 1997 (the "Merger Agreement") among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(l) to this
Schedule 14D-9 and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, and in accordance with applicable Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become an indirect wholly owned subsidiary of Parent. As a result of the Merger, each Share outstanding at the Effective Time (as hereinafter defined) (other than Shares held in the treasury of the Company, Shares owned by Purchaser, Parent or any direct or indirect wholly owned other subsidiary of Parent or the Company, or Shares held by stockholders who have properly exercised their appraisal rights under Delaware law) will, by virtue of the Merger and without any action by the holder thereof, be cancelled and converted automatically into the right to receive the Per Share Amount, without interest (the "Merger Consideration"), upon the surrender of the certificate that formerly evidenced such Share (the "Certificate"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

    Simultaneously with the execution of the Merger Agreement, the Company entered into an Agreement and Plan of Reorganization (the "Specialty Merger Agreement"), dated as of May 5, 1997, by and between VSP Holdings, Inc., a Delaware corporation ("VSP Purchaser"), VSP Holdings II, Inc., a Delaware corporation ("VSP Purchaser II"), VSP Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Purchaser ("VSP Merger Sub" and, together with VSP Purchaser and VSP Purchaser

II, the "VSP Purchasers"), Vivra Specialty Partners, Inc., a Nevada corporation and a majority owned subsidiary of the Company ("VSP"), and the Company. As a condition to Purchaser's obligation to purchase the Shares tendered and not withdrawn pursuant to the Offer, the Company is obligated to consummate the transactions contemplated by the Specialty Merger Agreement and to receive cash proceeds therefor after providing for all applicable income taxes (using an assumed income tax rate of 41%) of not less than $76,900,000. Following the consummation of the Merger, Kent J. Thiry, the Company's President and Chief Executive Officer, and LeAnne M. Zumwalt, the Company's Chief Financial Officer, shall become the President and Chief Executive Officer and Chief Financial Officer, respectively, of VSP. See "Item 3. Identity and Background -- Specialty Merger Agreement" for greater detail concerning the Specialty Merger Agreement and the transactions contemplated thereunder.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Information Statement filed on May 9, 1997 pursuant to Section 14(f) (the "Section 14(f) Information Statement") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under the headings "Executive Compensation -- Summary Compensation Table", "-- Option Grants in Last Fiscal Year", "-- Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values", "-- Employment Arrangements, Termination of Employment and Change in Control Agreements", and "Certain Transactions." Relevant portions of the Section 14(f) Information Statement are filed as Exhibit (c)(2) to this Schedule 14D-9 and are incorporated herein by reference in their entirety. Furthermore, the Section 14(f) Information Statement is attached as Schedule I hereto.

MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement which has been filed as Exhibit (c)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 7 of the Offer to Purchase.

    THE OFFER. Section 1.01 of the Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer, and that, upon the terms of and subject to prior satisfaction or waiver of the conditions of the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement further provides that Purchaser will not decrease the price per Share payable in the Offer, reduce the maximum number of Shares to be purchased in the Offer, or impose any condition to the Offer other than those set forth in Annex A to the Merger Agreement. Notwithstanding the foregoing, if on the initial scheduled expiration date of the Offer (June 6, 1997), the sole condition remaining unsatisfied is (i) the failure of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1987, as amended (the "HSR Act"), to have expired or been terminated or (ii) the failure to consummate the Specialty Merger Transaction (as hereinafter defined) and such transaction has not been consummated solely due to the failure of the waiting period under the HSR Act to have expired or been terminated, then, in either case, Purchaser has agreed to extend the Offer from time to time until five business days after the expiration or termination of the applicable waiting period under the HSR Act. Furthermore, if immediately prior to the latest applicable expiration date of the Offer, as it may be extended, the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80 percent or more, but less than 90 percent, of the outstanding Shares on a fully diluted basis, Purchaser may extend the Offer for an additional 10 business days beyond such expiration date.

    CONDITIONS. Subject to the satisfaction of the Minimum Condition (as hereinafter defined) and the terms and conditions of the Offer set forth in
Section 15 of the Offer to Purchase, Purchaser shall, promptly after expiration of the Offer, pay for all Shares tendered and not withdrawn. Among the conditions to the consummation of the Offer is the Company's obligation to complete the transactions contemplated by the Specialty Merger Agreement (the "Specialty Merger Transaction"). See "-- Specialty Merger Agreement" for greater detail concerning the Specialty Merger Transactions.

    THE MERGER. Subject to the terms and conditions of the Merger Agreement, as promptly as practicable after the consummation of the Offer and in accordance with applicable Delaware law, at the effective time of the Merger (the "Effective Time"), Purchaser will merge with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation.

    The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law:
(a) the Merger, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders to the extent required by Delaware law and the Certificate of Incorporation of the Company, as amended to the date hereto (the "Certificate of Incorporation");
(b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no governmental authority, other agency or commission, or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Offer or the Merger; and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer, unless such failure to purchase is as a result of a breach of Purchaser's obligations under the Merger Agreement or the terms of the Offer.

    At the Effective Time, each holder of Shares (other than Shares held in the treasury of the Company, Shares owned by Purchaser, Parent or any direct or indirect wholly owned other subsidiary of Parent or the Company, or Shares held by stockholders who have properly exercised their appraisal rights under applicable Delaware law) will be entitled to receive the Per Share Amount, without interest.

    THE COMPANY'S BOARD OF DIRECTORS. Section 6.03 of the Merger Agreement provides that promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, to the Company's Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. The Company shall use its reasonable efforts to cause persons so designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of: (x) each committee of the Board of Directors, (y) each board of directors of each domestic subsidiary of the Company that is engaged in the Company's dialysis, renal care, nephrology disease management or nephrologist practice business or the Company's business of contracting with payors on behalf of nephrologists (collectively, the "Dialysis Subsidiaries") and (iii) each committee of each such Dialysis Subsidiary's board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of
(x) the time Purchaser acquires a majority of the then outstanding

Shares on a fully diluted basis or (y) the Effective Time, the Company shall use its reasonable efforts to ensure that all members of the Board of Directors and each committee of the Board of Directors and such boards of directors and committees of the domestic Dialysis Subsidiaries as of the date of the execution of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards of directors and committees, except for the members who are not standing for re-election at the Company's 1997 Annual Meeting of Stockholders to be held on May 9, 1997 (the "1997 Annual Meeting"). The Company's obligation to appoint Purchaser's designees to its Board of Directors is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    STOCKHOLDERS' MEETING. Pursuant to Section 6.01 the Merger Agreement, if required by applicable Delaware law in order to consummate the Merger, the Company shall duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). If required by applicable Delaware law, as soon as reasonably practicable following consummation of the Offer, the Company shall file a proxy statement (the "Proxy Statement") with the Commission under the Exchange Act, and shall use its reasonable efforts to have the Proxy Statement cleared by the Commission. Each of the Company, Parent and Purchaser has agreed to use its reasonable efforts to respond promptly to all comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time. The Company has agreed to, except in certain instances, include in the Proxy Statement the unanimous recommendation of the Board of Directors that the holders of the Shares approve and adopt the Merger Agreement and the Transactions (as hereinafter defined) and use its reasonable efforts to obtain such approval and adoption of the holders of Shares. If Purchaser acquires at least a majority of the outstanding Shares, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger. Parent and Purchaser have agreed that they will cause all Shares then owned by them and their subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

    Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, the Company, Purchaser and Parent agree, at the request of Purchaser and subject to the terms of the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with applicable Delaware law, as soon as reasonably practicable after such acquisition, without a meeting of stockholders of the Company.

    OPTIONS. Pursuant to Section 6.06 of the Merger Agreement, immediately prior to the Effective Time, all stock options (and any related alternative rights) to purchase Shares (the "Options") granted under the Company's Revised 1989 Stock Incentive Plan or the 1989 Transition Consultants' Stock Option Plan (collectively, the "Company Stock Option Plans") (including those granted to current or former employees, consultants and directors of the Company or any of its subsidiaries), which Options are outstanding immediately prior to the Effective Time (whether or not then presently exercisable), to be cancelled. In exchange for the cancellation of such Options, the holder thereof shall be entitled to receive from the Surviving Corporation an amount in cash equal to the product of (x) the difference between the Per Share Amount and the per share exercise price of such Option and (y) the number of shares of the Company's Common Stock covered by such Option. Prior to the Effective Time, the Company shall cause each holder of an Option to consent to the foregoing treatment of such Options. The Company Stock Option Plans shall terminate as of the Effective Time and thereafter the only rights of participants therein shall be the right to receive the consideration set forth above and more fully discussed in the Merger Agreement.

    CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, except as expressly contemplated or provided by the Merger Agreement or agreed to in writing by Parent or Purchaser, the Company's dialysis, renal care, nephrology disease management or nephrologist practice management business or the Company's business of contracting with payors on behalf of nephrologists (collectively, the "Dialysis Business") shall be conducted only in, and the Dialysis Subsidiaries shall not take any action except in the ordinary course of the Dialysis Business, and the Company and the Dialysis Subsidiaries shall use all reasonable commercial efforts to preserve substantially intact the business organization of the Dialysis Business, to keep available the services of the current officers, employees and consultants of the Dialysis Business and to preserve the current relationships of the Company and the Dialysis Subsidiaries with physicians, payors, and other persons with which the Company or any Dialysis Subsidiary has significant business relations. By way of amplification and not limitation, neither the Company nor any Dialysis Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly without the prior written consent of Parent or Purchaser: (a) amend or otherwise change its respective certificate of incorporation or by-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of the Company or any Dialysis Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Dialysis Subsidiary (except for certain permitted issuances) or (ii) any assets of the Company or any Dialysis Subsidiary, except as contemplated by the Specialty Merger Transaction or in the ordinary course of the Dialysis Business;
(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;
(d) reclassify, combine, split, subdivide or redeem any of its capital stock, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or any capital stock of any other subsidiary; (e) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any material amount of assets or authorize any capital expenditures, other than acquisitions or capital expenditures in the ordinary course of the Dialysis Business which, in the aggregate, do not exceed $10,000,000 in each of May 1997, June 1997 and July 1997; (f) increase the compensation payable or to become payable or the benefits provided to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer or other key employee of the Company or any subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (g) hire or retain any employee or consultant at an annual rate of compensation in excess of $125,000; (h) grant options or other interests in the equity securities of any subsidiary of the Company; (i) take any action, other than in the ordinary course of the Dialysis Business, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (j) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (k) settle any action other than an action relating solely to the Company's business of providing specialty physician network and disease management services to managed care and provider organizations, other than such businesses included in the Dialysis Business (collectively, the "Specialty Business"); (l) amend, modify or consent to the termination of any material contract or amend, modify or consent to the termination of the Company's or any Dialysis Subsidiary's rights thereunder, other than in the ordinary course of the Dialysis Business; or (m) enter into any contract or agreement that would have been a material contract if entered into prior to the date of execution of the Merger Agreement, other than in the ordinary course of the Dialysis Business.

    CONDUCT OF VSP. The Merger Agreement provides that from the date thereof until the earlier of the consummation of the Specialty Merger Transaction or the termination of the Merger Agreement pursuant to its terms, the Company will operate VSP and the subsidiaries of the Company engaged in the Specialty Business (the "Specialty Subsidiaries") consistent with Section 1 and Section 2 of the Services Agreement dated as of May 5, 1997, between the Company and VSP (the "Services Agreement"), and the Company and the Dialysis Subsidiaries will not make any contribution, payment or other transfer to VSP or any Specialty Subsidiary of cash, cash equivalents, marketable securities or any other asset and VSP and the Specialty Subsidiaries shall not make any contribution, payment or other transfer to the Company of any Dialysis Subsidiary of cash, cash equivalents, marketable securities or any other assets. Section 1 and Section 2 of the Services Agreement have been filed as Exhibit (c)(3) of this Schedule 14D-9 and are incorporated herein by reference in its entirety.

    NO SOLICITATION. Pursuant to Section 6.05 of the Merger Agreement, the Company shall, and shall direct and use all reasonable efforts to cause its officers, directors, employees, representatives and agents to immediately cease any discussions or negotiations with any parties that may be ongoing with respect to any "acquisition proposal" (as hereinafter defined). Except with respect to the Specialty Merger Transaction, the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, accountant, attorney or other advisor or representative of, the Company or any of its subsidiaries to, directly or indirectly, (i) solicit or initiate, or knowingly encourage the submission of, any acquisition proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal; PROVIDED, HOWEVER, that if and to the extent, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel, the Company may, in response to an unsolicited acquisition proposal, and subject to compliance with the terms and conditions of the Merger Agreement,
(x) furnish information with respect to the Company to any persons pursuant to a customary confidentiality agreement on terms no less favorable to the Company than those contained in the confidentiality agreement, dated October 7, 1996, between Parent and the Company, and (y) participate in negotiations regarding such acquisition proposal. For purposes of the Merger Agreement, "acquisition proposal" means any bona fide proposal or offer from any person relating to any direct or indirect acquisition or purchase of all or a substantial part of the assets of the Company or any of its Dialysis Subsidiaries or of over 20 percent of any class of equity securities of the Company or any of its Dialysis Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20 percent or more of any class of equity securities of the Company or any of its Dialysis Subsidiaries, any merger, consolidation, business combination, sale of all or substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Dialysis Subsidiaries, other than the transactions contemplated by the Merger Agreement and the Specialty Merger Transaction, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the Offer or the Merger. Except in limited circumstances set forth in the Merger Agreement, neither the Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal, or (iii) enter into any agreement with respect to any acquisition proposal. Notwithstanding the foregoing, in the event prior to the time of acceptance for payment of Shares pursuant to the Offer the Board of Directors determines in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel, the Board of Directors may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as hereinafter defined) and may terminate the Merger Agreement subject to the incurrence of certain termination fees and expenses pursuant to the terms of the Merger Agreement. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50 percent of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders other than the Offer and the Merger and for which financing, to the extent required, is then committed. Pursuant to the Merger Agreement, the Company is obligated to promptly advise Parent of any request for information or of any acquisition proposal, the terms thereof and the identity of the person making such request or acquisition proposal.

    INDEMNIFICATION AND INSURANCE. Pursuant to Section 6.08 of the Merger Agreement, the certificate of incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article 8 of the Certificate of Incorporation, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law. To the extent that the obligations under such provisions are not fully performed by the Surviving Corporation, Parent agrees to perform fully the obligations thereunder for the remaining period. The Merger Agreement also provides that Parent or the Surviving Corporation shall use its best efforts to maintain in effect for a period of not less than six years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable to such directors and officers) with respect to matters occurring prior to the Effective Time. Parent has also agreed that if the existing policies expire, are terminated or cancelled during such period, Parent or the Surviving Corporation will use its best efforts to obtain substantially similar policies, but in no event will it be required to expend more than an amount per year equal to 150 percent of current annual premiums paid by the Company for such insurance. If Parent or the Surviving Corporation is unable to obtain the amount of insurance required for such aggregate premium, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium of 150 percent of the premiums currently being paid by the Company.

    SPECIALTY MERGER AGREEMENT. Pursuant to Section 6.07 of the Merger Agreement, the Company shall use reasonable commercial efforts to perform its obligations under the Specialty Merger Agreement and to consummate the Specialty Merger Transaction on the terms and conditions set forth in the Specialty Merger Agreement. The consummation of the Specialty Merger Agreement and the receipt by the Company of cash proceeds in connection therefor after providing for all applicable income taxes (using an assumed tax rate of 41%) of not less than $76,900,000 is a condition to the consummation of the Offer.

    REPRESENTATIONS AND WARRANTIES. Pursuant to Article III of the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, its stockholders' rights plan, intercompany payables, intra-corporate expenses, and the absence of any Material Adverse Effect (as defined in the Merger Agreement) on the Company since November 30, 1996.

    CONVERTIBLE SUBORDINATED NOTES. Pursuant to Section 2.10 of the Merger Agreement, prior to the Effective Time, the Company shall, in accordance with the terms of the indenture dated as of July 8, 1996 (the "Indenture") between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"), execute and deliver to the Trustee a supplemental indenture providing that from and after the Effective Time, by virtue of the Merger and without any further action on the part of the Company, each $1,000 principal amount of the Company's 5% Convertible Subordinated Notes Due 2001 (the "5% Notes") shall be convertible into an amount of cash equal to the Per Share Amount multiplied by 26.88. The Company has agreed to take such actions as may be appropriate or required by the Indenture, or otherwise, to implement the terms of the Indenture, as supplemented. Furthermore, the Company has agreed to offer to repurchase the 5% Notes at the option of the holders thereof in accordance with the terms of the Indenture.

    TERMINATION; FEES. In accordance with Article VIII of the Merger Agreement, the Merger Agreement may be terminated and the Merger and the transactions contemplated thereby (the "Transactions") abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company: (a) by mutual written consent of Parent, Purchaser and the Company; (b) by either Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before July 31, 1997; PROVIDED, HOWEVER, that if the waiting period under the HSR Act shall not have expired or been terminated as of such date or any Governmental Authority (as defined in the Merger Agreement) has caused to be issued as of such date a temporary restraining order or a preliminary injunction prohibiting the consummation of the Offer or the Merger and each of the parties to the Merger Agreement, in either case, are seeking the termination of such waiting period or contesting such temporary restraining order or preliminary injunction, as the case may be, such date shall be extended to the earlier of the date of expiration or termination of such waiting period or the lifting of such injunction or order or October 31, 1997; PROVIDED, FURTHER, HOWEVER, that the right to terminate the Merger Agreement pursuant to this sentence shall not be available (A) to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (B) after Purchaser shall have purchased the Shares pursuant to the Offer, or (ii) any court of competent jurisdiction in the United States or the Kingdom of Sweden or other governmental authority in the United States or the Kingdom of Sweden shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by Parent if due to an occurrence or circumstance, other than a breach by Parent or Purchaser of their obligations under the Merger Agreement, that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement (which failure cannot be cured or, if capable of being cured has not been cured in all material respects within 30 days after notice to the Company of such occurrence or circumstance), Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder; or (d) by the Company, upon approval of the Board of Directors, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Purchaser shall have terminated the Offer without having accepted any Shares for payment thereunder, (ii) prior to the purchase of Shares pursuant to the Offer, in order to enter into a definitive agreement with respect to a Superior Proposal, upon three days' prior written notice to Parent setting forth, in reasonable detail, the identity of the person making the Superior Proposal and the final terms and conditions of such Superior Proposal, if the Board of Directors determines, after giving effect to any concessions that may be offered by Parent, in good faith that it is necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law as advised by outside legal counsel; PROVIDED, HOWEVER, that any termination of this Agreement pursuant to such subsection
(d)(ii) shall not be effective until the Company has made full payment of any termination fees and expenses due pursuant to the Merger Agreement, or (iii) if Parent or Purchaser shall have failed to commence the Offer within five business days following the date of the initial public announcement of the Offer other than as a result of an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, or (iv) if Parent or Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement in a manner that materially adversely affects Parent's ability to consummate the Offer and the Merger and which cannot be cured or, if capable of being cured, has not been cured in all material respects within 30 days after notice to Parent of such occurrence or circumstance.

    If the Merger Agreement is (i) terminated pursuant to clause (d)(ii) of the immediately preceding paragraph, or (ii) an acquisition proposal is commenced, publicly proposed, publicly disclosed or communicated to the Company or any representative or agent thereof after the date of the Merger Agreement and prior to the date of its termination, the Merger Agreement is thereafter terminated pursuant to clause (b) or (c) or (d)(i) of the immediately preceding paragraph, and within 12 months following such termination an acquisition proposal is consummated or the Company enters into an agreement relating thereto; then, in any such event, the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $50,000,000, which amount shall be payable in immediately available funds (the "Termination Fee"), plus certain expenses incurred by Parent and Purchaser; PROVIDED, HOWEVER, that no Termination Fee shall be payable under clause (ii) of the immediately foregoing sentence if, at the time of termination under Section 8.01 of the Merger Agreement, Parent or Purchaser is in material breach of their respective material covenants and agreements in the Merger Agreement or their respective representations and warranties contained therein. If the Merger Agreement is terminated for any reason whatsoever and neither Parent nor Purchaser is in material breach of their respective material covenants and agreements contained in the Merger Agreement or their respective representations and warranties contained in the Merger Agreement, the Company shall, whether or not the Termination Fee is paid, reimburse Parent, Purchaser and their respective stockholders and affiliates (not later than one business day after submission of statements therefor) for all actual and documented out-of-pocket expenses and fees up to $4,000,000 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Parent, Purchaser and their respective stockholders and affiliates, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent, Purchaser or their respective stockholders or affiliates in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto.

    Except as set forth in the above paragraph, all costs and expenses incurred in connection with the Merger Agreement, the Specialty Merger Transaction, and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not such transactions are consummated.

SPECIALTY MERGER AGREEMENT

    The following is a summary of certain provisions of the Specialty Merger Agreement and is qualified in its entirety by reference to the Specialty Merger Agreement which has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    Simultaneously with the execution of the Merger Agreement, the Company entered into the Specialty Merger Agreement, pursuant to which the Company will sell its interests in VSP and in Vivra Heart Imaging, Inc., a Nevada corporation and a majority owned subsidiary of the Company ("VHI"), respectively, to the VSP Purchasers. Both VSP and VHI are engaged in the Company's Specialty Business. Under the Specialty Merger Agreement, the gross consideration to be allocated between VSP and VHI will be $84,312,500 (the "Gross Consideration"). Of this amount, the Company expects to receive sale proceeds of approximately $79,400,000 in connection with the Specialty Merger Transaction. Assuming both a pre-tax gain to the Company of approximately $5,400,000 and an income tax rate of 41 percent, the Company will incur a tax liability of approximately $2,200,000 in connection with the Specialty Merger Transaction. The anticipated net after-tax proceeds of approximately $77,200,000 represents approximately $1.72 per Share on a fully diluted basis. The receipt by the Company of not less than $76,900,000 of such net after-tax proceeds is a condition to the purchase of the Shares in the Offer.

    Pursuant to the Specialty Merger Agreement, (i) VSP Merger Sub will be merged with and into VSP, with VSP as the surviving corporation, and (ii) VSP Purchaser II will obtain a majority interest in VHI. The VSP Purchasers are corporations organized by certain private equity investment funds for the purpose of acquiring the Company's interests in VSP and VHI. Mr. Thiry, the Company's President and Chief Executive Officer, and Ms. Zumwalt, the Company's Chief Financial Officer, will become the President and Chief Executive Officer and Chief Financial Officer, respectively, of VSP following the completion of the transactions contemplated by the Merger Agreement. Further, each of Mr. Thiry and Ms. Zumwalt intends to make an equity investment in the VSP Purchasers.

    Prior to consummation of the Specialty Merger Transaction, the Company and VSP have covenanted and agreed to, among other things: (a) conduct VSP's business in the ordinary course, including preserving existing relationships with customers and suppliers and maintaining existing material contracts to which VSP is a party; (b) cause certain subsidiaries of VSP (namely, Vivra Asthma Allergy Careamerica, Inc., Vivra Heart Services, Inc., Vivra ENT, Inc., Vivra Health Advantage, Inc., Vivra Orthopaedics, Inc. and Vivra OB-GYN Services, Inc.) to merge with and into VSP; (c) transfer and assign certain assets and liabilities of the Company to VSP; and (d) enter into an agreement pursuant to which the Company will assign to VSP all of the Company's rights, title and interest in and to the "Vivra" trademark, and other trademarks of the Company incorporating the word "Vivra"; PROVIDED, HOWEVER, that simultaneously with the closing of the Specialty Merger Transaction (the "VSP Closing"), VSP will license to the Company use of the name "Vivra Renal Care" for nine months following the VSP Closing and use of the name "Vivra" for three months following the VSP Closing (collectively, the "VSP Covenants").

    The obligations of the VSP Purchasers to consummate the Specialty Merger Transaction are subject to the satisfaction or waiver of certain conditions, including: (a) that the representations and warranties made by VSP and the Company will be true and correct as of the date of the VSP Closing; (b) the VSP Covenants will have been performed by the Company and VSP; (c) any waiting period (or any extension thereof) under the HSR Act will have expired or been terminated; (d) a noncompetition agreement between VSP and Parent will have been executed; (e) the Services Agreement between VSP and the Company pursuant to which each of the parties thereto provide certain administrative services to the other shall be in full force and effect and there shall have been no breach thereunder; (f) there will have been no change, circumstance or occurrence since the date of the Specialty Merger Agreement which would have a material adverse effect on VSP's business, operations, properties or condition and (g) Purchaser shall have advised the Company that it will purchase the Shares in the Offer or the Purchaser or any other person or entity shall have acquired either the (x) greater than 50 percent of the Shares or (y) all or substantially all of the assets of the Company.

    The Specialty Merger Agreement provides that, for a period of five years from the VSP Closing, VSP Purchaser and VSP will indemnify the Company from claims arising from the operation of the business of VSP and the Company will indemnify VSP Purchaser and VSP from claims arising from the operation of the business of the Company.

    The Specialty Merger Agreement also provides that if the VSP Closing has not occurred by June 30, 1997 solely as a result of the Offer not being consummated, the VSP Purchasers may elect to consummate an alternative transaction pursuant to which the VSP Purchasers would acquire 65 percent of the Company's interest in VSP and 65 percent of the Company's interest in VHI, in exchange for 65 percent of the Gross Consideration.

ARRANGEMENTS FOR CERTAIN EMPLOYEES

    On May 5, 1997, the Company's Board of Directors adopted two retention bonus and deferred compensation arrangements (collectively, the "Retention Arrangements"), copies of which have been filed as Exhibit (c)(5) and Exhibit
(c)(6), respectively, to this Schedule 14D-9 and are incorporated herein by reference in their entirety. Pursuant to the Retention Arrangements, over 400 employees of the Company or its majority owned subsidiaries, including certain executive officers, will be entitled to receive retention bonuses if they remain employed by the Company or its subsidiaries or by VSP for a certain period following the Effective Date. Each retention bonus payable under the Company's retention arrangement will be payable in three installments as follows: 20 percent one month after the Effective Date, an additional 40 percent on the first anniversary of the Effective Date and the final 40 percent on the second anniversary of the Effective Date. Each retention bonus payable under VSP's retention arrangement will be payable in three installments as follows: 20 percent one month after the Effective Date, an additional 40 percent six months after the Effective Date and the final 40 percent on the first anniversary of the Effective Date. In addition, certain employees will be required to execute a noncompetition agreement pursuant to which such employee shall be subject to a noncompetition covenant for a period of one year following such employee's termination of employment with the Company or a majority owned subsidiary or VSP, but in no event more than a specified time from the Effective Date. See the
Section 14(f) Information Statement filed as Exhibit (c)(2) to this Schedule 14D-9 under the caption "Board of Directors and Executive Officers -- Employment Agreements, Termination of Employment and Change in Control Arrangements" for information regarding payments to be made to the Company's executive officers under the Retention Arrangements. Furthermore, the Schedule 14(f) Information Statement is attached as Schedule I hereto

INDEMNIFICATION AGREEMENTS

    Article 8 of the Certificate of Incorporation limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by applicable Delaware law and other applicable law. A copy of such Article 8 has been filed as Exhibit (c)(7) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company unanimously has approved the Merger Agreement, the Offer and the Merger and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    As set forth in the Merger Agreement, Purchaser will accept for payment and pay for Shares tendered and not withdrawn prior to the expiration of the Offer if certain conditions to the Offer have been satisfied, including the condition that at least that number of Shares that when added to the Shares already owned by Parent and its affiliates shall constitute a majority of the then outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, Purchaser is not obligated to purchase any Shares, and can terminate the Offer and not proceed with the Merger. Under applicable Delaware law, the approval of the Board of Directors and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if all of the conditions to the Offer are satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

    The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 6, 1997, unless Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time for which the Offer is open. If on the initial scheduled expiration date of the Offer, the sole condition remaining unsatisfied is (i) the failure of the waiting period under the HSR Act to have expired or been terminated or (ii) the failure to consummate the Specialty Merger Transaction and such transaction has not yet been consummated solely due to the failure of the waiting period under the HSR Act to have expired or been terminated, then, in either case, Purchaser has agreed to extend the Offer from time to time until five business days after the expiration or termination of the applicable waiting period under the HSR Act. A copy of the press release issued by the Company on May 5, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    BACKGROUND OF THE OFFER

    In late August and early September 1996, Mr. Thiry and Mats Wahlstrom, President and Chief Executive Officer of Gambro Healthcare, Inc., a wholly owned subsidiary of Parent ("Gambro Healthcare"), had discussions concerning a possible strategic transaction between Parent and the Company. Before and during September 1996, members of the Company's senior management, including Mr. Thiry, Ms. Zumwalt and Stephen G. Pagliuca, a director of the Company, interviewed various investment banking firms with respect to an engagement to provide financial advice to the Company concerning its long-term strategic direction and to potentially assist the Company in identifying an acquiror for all or a portion of the Company's business. In September 1996, the Company engaged Goldman Sachs to assist the Company in determining the proper structure by which to achieve its objectives.

    In September 1996, Goldman Sachs, on behalf of the Company, contacted several companies regarding a potential strategic relationship with the Company, including Parent and Purchaser. On September 19, 1996, UBS Securities LLC ("UBS"), financial advisor to Gambro AB, a wholly owned subsidiary of Parent and parent of Gambro Healthcare ("Gambro"), forwarded to the Company certain materials concerning a possible transaction structure. On September 25, 1996, Mr. Thiry met with representatives of Parent and Gambro, including Berthold Lindqvist, President and Chief Executive Officer of Gambro, Mikael Lilius, President and Chief Executive Officer of Parent, and Mr. Wahlstrom to discuss a potential acquisition of the Company by Parent.

    On October 6, 1996, several representatives of Goldman Sachs met with members of senior management of the Company to discuss potential transactions and acquirors. On October 16, 1996, Mr. Thiry sent a letter to Parent and Purchaser regarding certain structural issues involved in a potential acquisition of the Company by Parent.

    On November 1, 1996, Mr. Thiry met with representatives of Parent and Gambro to discuss outstanding structural issues and the feasibility of combining the Company and Gambro Healthcare.

    During November 1996, Mr. Thiry had discussions with another company regarding a potential strategic relationship with the Company. Also during November 1996, Goldman Sachs, on behalf of the Company, had discussions with another company regarding a potential strategic relationship with the Company.

    On November 18, 1996, the Company formally engaged Goldman Sachs to serve as its financial advisor in connection with a potential acquisition of the Company by a third party.

    On November 21, 1996, Mr. Wahlstrom, Herbert S. Lawson, Chief Financial Officer of Gambro Healthcare, Mr. David Barry, President of the Vivra Renal Care division (the division primarily responsible for the Dialysis Business), and Ms. Zumwalt met in Colorado, together with representatives of Goldman Sachs and UBS, to discuss certain financial data concerning Gambro and the Company, including the operating synergies that might be expected from a transaction.

    On November 25, 1996, representatives of UBS and Morgan Stanley & Co. Limited ("Morgan Stanley"), financial advisor to Parent, met with representatives of Goldman Sachs and presented an initial proposal for the acquisition of the Company. The Company responded that the proposed terms were below the Company's expectations. Mr. Thiry confirmed that response during a subsequent telephone conversation. During December, the Company advised Gambro that the Company would shift its focus to consideration of a transaction involving the sale of all or part of VSP (the "VSP Sale").

    During December 1996, the Company had discussions with one company regarding a potential strategic relationship with the Company. Also during December 1996, Ms. Zumwalt met with representatives of a potential acquiror in connection with the VSP Sale.

    During February 1997, the Company had discussions with two companies regarding potential strategic relationships with the Company. On February 5, 1997, Mr. Lindqvist sent a letter to the Company indicating that Gambro would be prepared to make an offer to acquire all the Shares for cash, or alternatively to acquire the Company's Dialysis Business. Mr. Lilius sent a letter contemporaneously to the Company expressing Parent's support for Gambro's proposal.

    On February 7, 1997, the Company's Board of Directors held a telephonic meeting to review the history of the discussions to date with Parent and Gambro and to discuss in detail Gambro's letter. The Board of Directors requested members of senior management and Goldman Sachs to contact Parent and its financial advisor to better understand and evaluate the terms set forth in the letter.

    On February 21, 1997, Mr. Lindqvist sent Mr. Thiry another letter reiterating Gambro's interest in the transaction with the Company. On the same day, the Company's Board of Directors held a telephonic meeting to discuss the status of the ongoing discussions with Parent and Gambro. During such telephonic meeting, the Board of Directors named Mr. Thiry, Ms. Zumwalt and John M. Nehra, a director of the Company, to a committee to consider the acquisition of the Company by Gambro and Parent. On February 27, 1997, Mr. Lindqvist sent a letter to Mr. Thiry and the Company's Board of Directors proposing to acquire only the Company's renal care business.

    On March 7, 1997, the Company's Board of Directors met to discuss Gambro's offer and the status of ongoing discussions with one additional company regarding a potential strategic relationship with the Company.

    On March 21, 1997, the Company's Board of Directors held a telephonic meeting to receive a report from Mr. Thiry, Ms. Zumwalt and Mr. Nehra regarding the February 5, 1997 letter. The Board of Directors also established a Special Committee consisting of Mr. Nehra and Richard B. Fontaine, a director of the Company (the "Special Committee"), for the purposes of investigating alternatives available to the Company regarding VSP, including a possible sale of VSP.

    On April 2, 1997, representatives of the Company, including Mr. Nehra, and Goldman Sachs met with representatives of Parent, Gambro, UBS and Morgan Stanley to discuss a possible transaction. The conversation initially centered around the acquisition by Gambro of all the Shares for cash and later focused on the purchase by Gambro of the Dialysis Business.

    On April 6, 1997, Mr. Nehra, on behalf of the Special Committee, during a telephone conversation with Messrs. Lilius, Lindqvist and Wahlstrom, indicated that the Special Committee had met and was interested in moving forward on a cash tender offer transaction for the Company's Dialysis Business. Mr. Nehra indicated that it would be appropriate for representatives of Parent to conduct a due diligence review of the Company's business.

    On April 8, 1997, several representatives of Parent and Gambro Healthcare, together with representatives of Shearman & Sterling, representatives of UBS and Morgan Stanley met with the Special Committee, together with representatives of Brobeck, Phleger & Harrison LLP and representatives of Goldman Sachs to organize legal and operational due diligence and to discuss the process and structure for the VSP Sale. During April 1997, the Company held ongoing discussions with a number of companies concerning the VSP Sale.

    From April 10, 1997 through April 24 1997, several representatives of Parent and Gambro conducted a due diligence review of the Company. These representatives met at length with the Company's executive officers concerning the Company's historical and projected financial data. Certain of these meetings also included a representative of Goldman Sachs. The representatives of Parent and Gambro also reviewed numerous documents concerning the Company's business, financial results and financial outlook, as well as the Company's standard operating policies and procedures and related data.

    On April 22, 1997, representatives of Brobeck, Phleger & Harrison LLP and Shearman & Sterling met in Washington, D.C. to negotiate the terms of the merger aggreement relating to the proposed transaction. On April 24, 1997, Brobeck, Phleger & Harrison LLP and Shearman & Sterling met again in New York to continue such negotiations.

    On April 25, 1997, representatives of Parent and Gambro conducted an additional due diligence meeting to obtain an update on due diligence matters, recent financial results, updated financial projections and the status of the VSP Sale and the interrelationships between the Company and VSP following such VSP Sale.

    On April 26, 1997, the Company's Board of Directors held a telephonic meeting to discuss the continuing negotiations and current terms of the proposed transaction with Parent and Gambro. On April 29, 1997, the parties and their respective representatives, including Mr. Nehra and Mr. Fontaine on behalf of the Company, met in Chicago to further negotiate the terms and conditions of the Offer, the Merger and the Merger Agreement.

    Representatives of Parent, Gambro and Purchaser and Shearman & Sterling met with representatives of the Company and Brobeck, Phleger & Harrison LLP on May 4, 1997 and May 5, 1997 to finalize negotiations of the terms and conditions of the Offer, the Merger and the Merger Agreement.

    On May 4, 1997 and May 5, 1997, the Board of Directors held a special meeting to consider the acquisition proposal submitted by Purchaser. All of the Company's directors participated in the meeting. At the meeting, the Board of Directors reviewed the Merger Agreement, the Offer and the Merger with the Company's executive officers, outside legal counsel and representatives of Goldman Sachs. The Board of Directors heard presentations by its legal counsel with respect to the terms of the proposed Offer and Merger and by representatives of Goldman Sachs with respect to the financial terms of the proposed Offer and the Merger. At the conclusion of their presentation, representatives of Goldman Sachs delivered their oral opinion to the Board of Directors (subsequently confirmed in writing) that, as of such date, the consideration proposed to be received by the holders of the Shares in the Offer and in the Merger is fair to the holders of the Shares.

    Based upon such discussions, presentations and opinion, the Board of Directors unanimously (i) approved the Offer, the Merger and the execution of the Merger Agreement substantially in the form presented to it, and (ii) recommended that the Company's stockholders accept the Offer and tender their Shares and approve the Merger and the Merger Agreement. On May 5, 1997, representatives of the Company, Parent and Purchaser signed the Merger Agreement and issued press releases to such effect.

    FACTORS CONSIDERED BY THE BOARD OF DIRECTORS IN APPROVING THE OFFER

    At the meeting on May 4, 1997, the Board of Directors of the Company unanimously (i) approved the Merger Agreement, the Offer and the Merger, (ii) determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company and its stockholders and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    In arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that the Company's stockholders accept the Offer, the Board of Directors considered, among other things: (i) the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;
(ii) the results of the effort that the Company's management and its financial advisors made to identify and select potential strategic partners which management believed would have a high level of interest in entering into a strategic combination with the Company; (iii) the fact that the Per Share Amount represented a premium of approximately 38 percent over the average closing price of $25.80 per Share as reported on the New York Stock Exchange over the last 20 trading days prior to the date the Board of Directors authorized and approved the Merger Agreement, the Offer and the Merger; (iv) the structure of the transaction which is designed, among other things, to result in receipt by the holders of Shares at the earliest practicable time of the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same; (v) the recent historical market prices of the Shares; (vi) the Board of Directors' knowledge of the financial condition, results of operations, business, prospects, properties, assets and earnings of the Company; (vii) the effect of the Offer and the Merger on the Company's relationships with its employees and physicians and payors; (viii) the likelihood that the proposed Merger would be consummated, including a consideration of all of the conditions to the Offer; (ix) the advantages in a competitive environment of strategically aligning with a large, well-capitalized company such as Parent; (x) the fact that pursuant to the Merger Agreement, the Company was not prohibited from responding to any unsolicited Superior Proposal to acquire more than 50 percent of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company, to the extent that the Board of Directors of the Company determined in good faith, after receiving advice from outside legal counsel, that it would have been necessary to do so in accordance with its fiduciary duties to the Company's stockholders under applicable law, and that, under such circumstances, the Company would have been entitled to enter into a definitive agreement with respect to such Superior Proposal upon payment of the Termination Fee and the reimbursement of Parent's, Purchaser's and their respective stockholders' and affiliates' out-of-pocket expenses and fees up to $4,000,000 in the aggregate; and (xi) the opinion of Goldman Sachs presented at the meeting of the Board of Directors held on May 4, 1997 and May 5, 1997, to the effect that, as of such date, the $35.62 per Share to be received by the holders of Shares pursuant to the Merger Agreement is fair to such stockholders. The opinion of Goldman Sachs contains a description of the factors considered, the assumptions made and the scope of review undertaken by Goldman Sachs in rendering its opinion. The full text of the opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is filed as Exhibit
(a)(4) to this Schedule 14D-9, is incorporated herein by reference in its entirety, and is also attached hereto. Stockholders are urged to read such opinion in its entirety.

    The Board of Directors recognized that consummation of the Offer and the Merger will deprive current stockholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Merger Agreement, the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are adequately reflected in the consideration to be received by holders of the Shares in the Offer and the Merger. In addition, the Board of Directors considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

    In light of all the factors set forth above, the Board of Directors approved the Merger Agreement, the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Offer and the Merger, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision. Rather, the Board of Directors based their determination and recommendation on the totality of the information presented to and considered by it.

    It is expected that if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Directors, will continue to manage the Company as an on-going business. However, the Company may, under these circumstances, continue to explore other possible methods of maximizing stockholder value.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    In connection with the Offer, the Merger and other matters arising in connection therewith, Goldman Sachs has been retained as the exclusive financial advisor to the Company. Pursuant to a letter agreement, dated November 18, 1996, between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a fee of approximately $9,100,000 for acting as financial advisor in the event that 50 percent or more of the outstanding Shares are acquired pursuant to the Offer. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including reasonable fees and disbursements of its attorneys. The Company has agreed to indemnify Goldman Sachs and its partners, directors, employees, controlling persons (if any) and affiliates for any and all losses, claims, damages or liabilities to which any such person may be subjected arising out of or related to the engagement of Goldman Sachs as financial advisor.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to the stockholders of the Company on the Company's behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

    (b) To the best of the Company's knowledge, all directors and executive officers of the Company presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, except for those Shares, if any, held by such persons which, if tendered, could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act and except for those Shares, if any, underlying stock options held by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Schedule 14D-9, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in this Schedule 14D-9, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)     Offer to Purchase, dated May 9, 1997.*
(a)(2)     Letter of Transmittal.*
(a)(3)     Press release issued by the Company on May 5, 1997.*
(a)(4)     Opinion of Goldman, Sachs & Co., dated May 5, 1997.*
(a)(5)     Letter to Stockholders, dated May 9, 1997, from Kent J .Thiry, President and Chief
           Executive Officer of the Company.*
(c)(1)     Agreement and Plan of Merger, dated as of May 5, 1997, among Parent, Purchaser and the Company.
(c)(2)     Relevant Portions of the Company's Information Statement filed with the Securities and Exchange Commission on May 9, 1997 pursuant to Section 14(f) of the Securities
           Exchange Act of 1934, as amended.
(c)(3)     Sections 1 and 2 of the Services Agreement, dated May 5, 1997, by and between the
           Company and VSP.
(c)(4)     Agreement and Plan of Reorganization, dated as of May 5, 1997, by and between VSP
           Holdings, Inc., VSP Holdings II, Inc., VSP Acquisition, Inc., Vivra Specialty
           Partners, Inc. and Vivra Incorporated.
(c)(5)     Vivra Incorporated Retention Arrangement.**
(c)(6)     Vivra Specialty Partners, Inc. Retention Arrangement.**
(c)(7)     Article 8 of the Company's Certificate of Incorporation, as amended to date.
(c)(8)     Revised and Restated Employment Contract, dated December 15, 1996, between the
           Company and Mr. Thiry.
(c)(9)     Employment Contract dated October 31, 1995, between the Company and Ms. Zumwalt.

------------------------

*   Included with Schedule 14D-9 mailed to stockholders.

**  To be filed by Amendment.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                VIVRA INCORPORATED

                                By:              /s/ KENT J. THIRY
                                     -----------------------------------------
                                                   Kent J. Thiry
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated: May 9, 1997

                                   SCHEDULE I

                               VIVRA INCORPORATED
                         1850 GATEWAY DRIVE, SUITE 500
                          SAN MATEO, CALIFORNIA 94404
                                 (415) 577-5700

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                       EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14F-1 PROMULGATED THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about May 9, 1997 as a part of the Solicitation/ Recommendation Statement of the Company on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about May 5, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Company's Board of Directors. The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Purchaser Designees (as hereinafter defined) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; Purchaser Designees" below. You are urged to read this Information Statement carefully. You are not, however, required to take any action in this regard.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 9, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 6, 1997, unless the Offer is extended in accordance with the terms of the Merger Agreement.

    The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    Each Share has one vote. As of the close of business on May 5, 1997, there were 41,991,547 Shares issued and outstanding, which is the only class of voting securities of the Company outstanding having a right to vote for the election of directors, each share of which entities its record holder to one vote. The Board of Directors currently consists of eight members, and there are currently no vacancies on the Board of Directors. Following the 1997 Annual Meeting, the Board of Directors will consist of six members, and there are expected to be no vacancies on the Board of Directors immediately following such meeting. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    BOARD REPRESENTATION BY PURCHASER. Pursuant to the Merger Agreement, the Company agreed that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding. In furtherance thereof, the Company agreed that at such time it shall promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of its incumbent directors, or both. The Merger Agreement further provides that at such times, the Company shall, upon the written request of Purchaser, use its reasonable efforts to cause persons so designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each domestic Dialysis Subsidiary of the Company and (iii) each committee of each such Dialysis Subsidiary's board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of
(i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company shall use its reasonable efforts to ensure that all members of the Board of Directors and each committee of the Board of Directors and such boards of directors and committees of the domestic Dialysis Subsidiaries as of the date of the execution of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards of directors and committees, except for the members who do not stand for re-election at the 1997 Annual Meeting.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight on June 6, 1997 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Company's Board of Directors will consist of persons who are not Purchaser Designees, the remainder of the Board of Directors is expected to consist of those persons who are currently directors of the Company who have not resigned.

    As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees shall be selected from among the directors and executive officers of Parent or Purchaser. Certain information regarding the list of candidates as Purchaser Designees is contained in Schedule A annexed hereto.

    None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, except as set forth on Schedule A annexed hereto, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

DIRECTORS OF THE COMPANY

    The members of the Board of Directors of the Company are classified into three classes, one of which is elected at each Annual Meeting of Stockholders to hold office for a three-year term and until successors of such class have been elected and qualified. The following table sets forth, as of May 9, 1997, as to each current director of the Company, his or her age and principal occupation and business experience and the period during which each has served as a director of the Company.

                                                                                                     DIRECTOR
                                                                  OCCUPATION AND                   CONTINUOUSLY       TERM
NAME                                      AGE                   BUSINESS EXPERIENCE                    SINCE         EXPIRES
------------------------------------      ---      ---------------------------------------------  ---------------  -----------
David G. Connor, M.D. ..............          56   Physician in private practice in Daly City,            1989           1997
                                                   California, since 1973, specializing in
                                                   nephrology and internal medicine; Medical
                                                   Director of the Company's dialysis center in
                                                   Daly City, California, since 1977; 1986-1988,
                                                   President of the Medical Staff of Seton
                                                   Medical Center, a general hospital in Daly
                                                   City, California, not affiliated with the
                                                   Company.
Richard B. Fontaine.................          53   Independent health care consultant since               1992           1997
                                                   1992; 1988-1992, Senior Vice President of
                                                   CR&R Incorporated, a waste management
                                                   company; 1984-1988, Vice President, Business
                                                   Development of Caremark, Inc., a health care
                                                   company, neither of which corporations is
                                                   affiliated with the Company.
Stephen G. Pagliuca.................          41   Managing General Partner of Information                1992           1998
                                                   Partners, a venture capital firm since 1989;
                                                   1986-1989, Vice President of Bain & Company,
                                                   a management consulting company, neither of
                                                   which entities is affiliated with the
                                                   Company.
Kent J. Thiry.......................          41   President and Chief Executive Officer of the           1991           1998
                                                   Company since September 1992; April-August
                                                   1992, President and Co-Chief Executive
                                                   Officer of the Company; September 1991-March
                                                   1992, President and Chief Operating Officer
                                                   of the Company; 1983-1991, Consultant, then
                                                   Vice President, Director of U.S. Health Care
                                                   Consulting, Bain & Company, Inc., San
                                                   Francisco, California. Mr. Thiry is also a
                                                   director of Summit Medical Services, Inc., a
                                                   medical information services company, of
                                                   which the Company owns approximately two
                                                   percent of the Common Stock.

                                                                                                     DIRECTOR
                                                                  OCCUPATION AND                   CONTINUOUSLY       TERM
NAME                                      AGE                   BUSINESS EXPERIENCE                    SINCE         EXPIRES
------------------------------------      ---      ---------------------------------------------  ---------------  -----------
LeAnne M. Zumwalt...................          38   Chief Financial Officer of the Company since           1994           1998
                                                   May 1996 and Treasurer and Secretary since
                                                   March 1995; August 1995 through May 1996,
                                                   Executive Vice President of the Company;
                                                   November 1993-1995, Vice President, Finance
                                                   of the Company; joined the Company in 1991;
                                                   prior thereto Audit Senior Manager with Ernst
                                                   & Young.
Alan R. Hoops.......................          48   Chief Executive Officer and Director of                1995           1999
                                                   PacifiCare Health Systems, a healthcare
                                                   company which is not affiliated with the
                                                   Company, since 1993; 1991-1993, Chief
                                                   Operating Officer of PacifiCare Health
                                                   Systems.
David L. Lowe.......................          37   Chairman and Chief Executive Officer of ADAC           1995           1999
                                                   Laboratories, Inc., a medical imaging and
                                                   healthcare information company, which is not
                                                   affiliated with the Company, since 1994;
                                                   1992-1994, Chief Executive Officer of ADAC
                                                   Laboratories, Inc. and 1988-1994 President of
                                                   ADAC Laboratories, Inc.
John M. Nehra.......................          48   General Partner of New Enterprise Associates,          1989           1999
                                                   a venture capital partnership since December
                                                   1993; Managing General Partner of Catalyst
                                                   Ventures L.P., a venture capital partnership
                                                   since 1989; 1983-1989, Managing Director of
                                                   Alex. Brown & Sons, Inc., an investment
                                                   banking firm, responsible for its Capital
                                                   Markets Group, including health care
                                                   corporate finance, neither of which entities
                                                   is affiliated with the Company.

BOARD MEETINGS AND COMMITTEES

    During the fiscal year ended November 30, 1996, the Board of Directors met seven times. All of the Company's directors attended at least 75 percent of the scheduled Board of Directors meetings and meetings held by committees of the Board of Directors of which they were members. In addition to attending Board of Directors and committee meetings, the directors of the Company meet their responsibilities through communication with the Chief Executive Officer and other members of management on matters affecting the Company.

    The Audit Committee currently consists of Stephen G. Pagliuca, Chair, John
M. Nehra and David G. Connor, M.D. The Audit Committee met once in fiscal 1996. The Audit Committee recommends the appointment of the Company's independent accountants; reviews the scope and results of the audit plans of the independent accountants; oversees the scope and adequacy of the Company's internal accounting control and record-keeping systems; confers independently with the independent accountants; and determines the appropriateness of fees for audit and non-audit services performed by the independent accountants.

    The Compensation Committee currently consists of Richard B. Fontaine, Chair, David L. Lowe and Stephen G. Pagliuca. The Compensation Committee met three times in fiscal 1996. The Compensation Committee reviews and recommends to the Board of Directors salary and incentive compensation for the Chief Executive Officer, including bonus, stock options and restricted stock; reviews salaries and incentive compensation for all corporate officers and senior executives; reviews incentive compensation to be allocated to employees; and administers and authorizes awards under the Company's 1989 Stock Incentive Plan. The Chair of the Compensation Committee also conducts annual reviews of the Company's executive officers, including collecting feedback from subordinates of the executives.

    The Governance Committee currently consists of John M. Nehra, Chair, and Richard B. Fontaine. The Governance Committee met once in fiscal 1996. Its purpose is to create policies for and make recommendations to the Board of Directors regarding the organization and structure of the Board of Directors; the role and effectiveness of the Board of Directors and each of the Board of Directors' committees in the Company's corporate governance process; and the qualifications of and candidates for directorships.

    The Clinical Quality Committee currently consists of David L. Lowe, Chair, and David G. Connor, M.D. In fiscal 1996, the Clinical Quality Committee held numerous meetings with physicians and others concerning the Company's Clinical Quality Initiative. Its purpose is to monitor quality of care issues, oversee progress in the improvement of clinical care and review and measure outcomes of care in comparison to medical guidelines and industry standards.

DIRECTOR REMUNERATION

    Those directors who are not employed by the Company receive a fee of $1,500 for each Board of Directors meeting attended, plus travel expenses, if any. Nonemployee directors also receive an annual automatic grant of an option to purchase 5,062 shares of Common Stock, and a related limited stock appreciation right ("LSAR") under the Company's Revised 1989 Stock Incentive Plan. During fiscal 1996 and fiscal 1997, nonemployee directors also received fees payable in grants of stock, options or cash ranging from (i) an annual retainer of $40,000, with $20,000 in restricted stock and $20,000 in cash, for the Chair of the Compensation Committee, with cash fees of $2,000 and $1,500 for each meeting attended in person by the Chair and committee members, respectively; (ii) an annual retainer of $20,000 in restricted stock for the Chair of the Audit Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively; (iii) an annual retainer of $20,000 in restricted stock for the Chair of the Governance Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively; and (iv) an annual retainer of $10,000 in restricted stock for the Chair of the Clinical Quality Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively. Additionally, each Chair and committee member receives cash fees of $500 for each meeting attended telephonically, except that the Chair of the Governance Committee receives cash fees of $1,500 for each meeting attended telephonically. Officers of the Company who serve as directors receive no fee, but are reimbursed for expenses incurred in attending meetings. If the amendment and restatement of the Company's 1989 Stock Incentive Plan is approved at the 1997 Annual Meeting, the annual retainer for the Chair of the Compensation Committee will increase to $55,000 with $27,500 in restricted stock and $27,500 in cash.

    During fiscal 1996, each of the outside directors received, in addition to the amounts set forth above, options to purchase shares in certain subsidiaries of the Company at the fair market value of such shares on the date of grant as follows:

                                               VIVRA ASTHMA &
                                             ALLERGY CAREAMERICA             VIVRA HEALTH                VIVRA SPECIALTY
                                          -------------------------        ADVANTAGE, INC.               PARTNERS, INC.
                                                          STRIKE     ----------------------------  ---------------------------
DIRECTOR NAME                             # OF OPTIONS     PRICE     # OF OPTIONS   STRIKE PRICE   # OF OPTIONS  STRIKE PRICE
----------------------------------------  ------------  -----------  -------------  -------------  ------------  -------------
David G. Connor, M.D.(1)*...............       57,564    $  0.5625         9,853      $    0.79         28,227     $    1.65
Richard B. Fontaine*....................      287,820    $  0.5625        49,265      $    0.79        141,135     $    1.65
Alan R. Hoops*..........................      115,128    $  0.5625        19,706      $    0.79         56,454     $    1.65
David L. Lowe*..........................       57,564    $  0.5625         9,853      $    0.79         28,227     $    1.65
John M. Nehra(2)*.......................      287,820    $  0.5625        49,625      $    0.79        141,135     $    1.65
Stephen G. Pagliuca*....................      201,474    $  0.5625        34,486      $    0.79         98,795     $    1.65

------------------------

* The subsidiary options granted to each of Dr. Conner, Mr. Fontaine, Mr. Hoops, Mr. Lowe, Mr. Nehra and Mr. Pagliuca will terminate upon the closing of the Specialty Merger Transaction without any payment being made in connection with such termination.

(1) In fiscal 1995, David G. Connor, M.D. was granted options to purchase 2,500 shares of Vivra Heart Services, Inc., a subsidiary of the Company ("VHS"), at $.50 per share.

(2) In connection with consulting services provided to the Company in fiscal 1995, John M. Nehra was granted options to purchase 60,000 shares of VHS at $.50 per share and options to purchase 50,000 shares of VHS at $1.00 per share.

    No other compensation is paid to the nonemployee members of the Board of Directors with respect to their service on the Board of Directors.

EXECUTIVE OFFICERS OF THE COMPANY

    The identity of the current executive officers of the Company (excluding those executive officers who are directors, as discussed in the section above entitled "Directors of the Company") and certain biographical information is set forth below.

                                                                                       PERIOD OF SERVICE AND
NAME                                        AGE             TITLE                       BUSINESS EXPERIENCE
--------------------------------------      ---      --------------------  ---------------------------------------------
David P. Barry........................          38   President of Vivra    Appointed March 1996. May 1992, Vice
                                                     Renal Care, Inc.      President; August 1995, President, VRC,
                                                     ("VRC")               responsible for operations; December 1993,
                                                                           President, Specialty CareAmerica, Inc.,
                                                                           responsible for specialty dialysis services;
                                                                           May 1992-November 1993, President, Personal
                                                                           Care Health Services, Inc., a former
                                                                           subsidiary of the Company, responsible for
                                                                           operations of the home health care business;
                                                                           1984-1992, District Manager for California
                                                                           Homedco, an infusion therapy company, since
                                                                           1990.

                                                                                       PERIOD OF SERVICE AND
NAME                                        AGE             TITLE                       BUSINESS EXPERIENCE
--------------------------------------      ---      --------------------  ---------------------------------------------
Terry Gilpin..........................          49   Executive Vice        Appointed September 1996. 1995, Vice
                                                     President of VRC      President of VRC; December 1994, Vice
                                                                           President of Nephrology Services Group, a
                                                                           subsidiary of the Company; 1993-1994, Chief
                                                                           Operating Officer of Medical Resources, Inc.,
                                                                           a diagnostic imaging company; 1992-1993, Vice
                                                                           President, Sales of Home Nutritional
                                                                           Services, Inc.; 1982-1992, Vice President of
                                                                           Glasrock Home Healthcare, Inc.

Gregory M. Holcomb....................          46   Vice President,       Appointed Vice President, Finance November
                                                     Finance of VRC        1993. Prior thereto, Director of Finance for
                                                                           the Company.

Charles McAllister, M.D...............          49   Vice President,       Appointed Vice President, Clinical Affairs at
                                                     Clinical Affairs of   VRC 1992; Medical Director, VRC of Clearwater
                                                     VRC                   and Palm Harbor, Florida, since 1987; Private
                                                                           Medical Practice, Nephrology--Clearwater,
                                                                           Florida, with specialty in dialysis, clinical
                                                                           Nephrology and transplantation from 1988
                                                                           -Present.

Richard Pozen, M.D....................          49   Vice President,       Appointed 1996. 1996, Vice President, Vivra
                                                     Medical Director      Heart Services, a subsidiary of the Company;
                                                                           1992-1995, owner and founder of Cardiology
                                                                           Networks, Inc.; 1983-1995, co-owner and
                                                                           co-founder of Sokolowica & Pozen, M.D.s, P.A.

Thomas O. Usilton.....................          45   Executive Vice        Appointed September 1995 and also appointed
                                                     President, Vivra      Executive Vice President of Vivra Specialty
                                                     Specialty Partners    Partners, Inc.; 1990-1994, founder and Chief
                                                                           Executive Officer of Premier Allergy, Inc.

                        COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Exchange Act, requires the Company's directors, executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10 percent beneficial owners are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they are not required to file Form 5 for the fiscal year ended November 30, 1996, the Company believes that all of its officers, directors and greater than 10 percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal year 1996, except Messrs. Fontaine, Pagliuca, Nehra, Lowe, Holcomb, Bilt and

Barry and Dr. Connor each of whom filed his or her Form 5 for fiscal 1996 approximately two months late with respect to the grant of Stock and/or options pursuant to the Revised 1989 Stock Incentive Plan.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the annual and long-term compensation paid by the Company during fiscal 1996, 1995 and 1994 to the Company's Chief Executive Officer and the four other executive officers of the Company whose total compensation during fiscal 1996 exceeded $100,000 (collectively, the "Named Executive Officers"):

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 -------------
                                                           ANNUAL COMPENSATION    SECURITIES
                                                                                  UNDERLYING
                                                           --------------------    OPTIONS/        ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY($)  BONUS($)    SARS(#)(1)    COMPENSATION($)
----------------------------------------------  ---------  ---------  ---------  -------------  ----------------
Kent J. Thiry.................................       1996    275,000    625,000(2)      --             16,733(3)
  President and Chief Executive Officer              1995    250,000    275,000      150,000           24,546(3)
                                                     1994    225,000    200,000      150,000           17,072(3)

LeAnne M. Zumwalt.............................       1996    160,625    215,000       --              119,183(4)
  Chief Financial Officer, Secretary and             1995    124,200     75,000       84,000            8,956(3)
  Treasurer                                          1994    107,725     60,000       18,000            5,770(3)

David P. Barry................................       1996    165,000    300,000       90,000           15,576(3)
  Executive Vice President                           1995    127,000    225,000      141,000            8,519(3)
                                                     1994    115,000    120,725       10,500            7,893(3)

Thomas O. Usilton.............................       1996    137,150    210,000       --               --
  Vice President                                     1995    102,000     29,300       --               --

Jacob Lazarovic, M.D..........................       1996    197,250     --           --               --
  Vice President                                     1995    196,500     32,000       41,250           --

------------------------

(1) Excludes the value of subsidiary options granted.

(2) Includes a contingent bonus of $300,000 for fiscal 1993, which was paid after November 30, 1996, upon Board of Director approval, because the Company's earnings per share as of that date was in excess of $1.25, which represented a 17.5 percent compound annual growth rate over earnings per share reported for fiscal 1992.

(3) Includes share of Company's contribution to the Company's Profit Sharing Plan and/or car allowance.

(4) Includes share of Company's contribution to the Company's Profit Sharing Plan, a bonus payment made with respect to Ms. Zumwalt's loan with the Company and moving cost reimbursements related to Ms. Zumwalt's relocation from Aliso Viejo, California.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table shows, with respect to the Named Executive Officers, certain information concerning the grant of stock options in fiscal 1996. No stock appreciation rights were granted during fiscal 1996.

                                                                                                          POTENTIAL REALIZABLE
                                                                  INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                              ----------------------------------------------------------    ANNUAL RATES OF
                                                                % OF TOTAL                                       STOCK
                                                NUMBER OF      OPTIONS/SARS                                PRICE APPRECIATION
                                               SECURITIES       GRANTED TO       EXERCISE                         FOR
                                               UNDERLYING        EMPLOYEES        OR BASE                     OPTION TERM
                                              OPTIONS/SARS       IN FISCAL         PRICE     EXPIRATION   --------------------
NAME                                             GRANTED           YEAR           ($/SH)        DATE        5%($)     10%($)
--------------------------------------------  -------------  -----------------  -----------  -----------  ---------  ---------
Kent J. Thiry...............................       --               --              --           --          --         --
LeAnne M. Zumwalt...........................       --               --              --           --          --         --
David P. Barry..............................       45,000(1)           8.0           29.75     08/29/01     369,872    817,320
                                                   45,000(2)           8.0           29.38     11/21/01     365,210    807,018
Thomas O. Usilton...........................       --               --              --           --          --         --
Jacob Lazarovic, M.D........................       --               --              --           --          --         --

------------------------

(1) Vests 20 percent on August 29, 1996 and 20 percent each year on August 29, 1997 through 2000 and 100% in the event of a change of control. Consummation of the Offer will constitute a change of control for purposes of these option grants.

(2) Vests 20 percent on November 21, 1996 and 20 percent each year on November 21, 1997 through 2000 and 100% in the event of a change of control. Consummation of the Offer will constitute a change of control for purposes of these option grants.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information with respect to the Named Executive Officers regarding the exercise of options and/or limited SARs during the last fiscal year and unexercised options and limited SARs held as of November 30, 1996:

                                                                       NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED          IN-THE-MONEY
                                                                      OPTIONS/SARS AT FISCAL        OPTIONS AT FISCAL
                                             SHARES                          YEAR-END                YEAR-END($)(1)
                                            ACQUIRED      VALUE     --------------------------  -------------------------
NAME                                       ON EXERCISE  REALIZED($) EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
-----------------------------------------  -----------  ----------  -----------  -------------  ----------  -------------
Kent J. Thiry............................     227,000    4,886,363     452,500        232,500    7,654,862     2,313,750
LeAnne M. Zumwalt........................      39,638      627,314      28,350         78,450      289,429       706,575
David P. Barry...........................      81,600    1,363,788      52,650        182,250      307,525     1,025,825
Thomas O. Usilton........................      10,100      139,479       1,000         21,900        8,833       217,251
Jacob Lazarovic, M.D.....................      --           --          16,500         24,750      152,625       228,937

------------------------

(1) The closing price of the Company's Common Stock on the New York Stock Exchange on November 30, 1996 was $30.75 per share.

SUBSIDIARY OPTIONS

    The Company has granted options to employees and other individuals in various operating subsidiaries. The purpose of such option grants is to motivate individuals directly responsible for each such subsidiary's success. Under the subsidiary option programs, options are granted pursuant to a stock option plan adopted by the subsidiary. Each option is reflected by an option agreement which provides for the grant of options at fair market value on the date of grant typically with a term of the earlier of five years or a period after death, disability or termination of employment. The subsidiary may also compel the exercise of options under certain circumstances. The options generally vest over a four-year term in equal annual installments. All of the subsidiary options were granted at exercise prices in excess of the Per Share Amount. Option holders are also required to be bound by the terms of a stockholders' agreement (the "Stockholders' Agreement"). The Stockholders' Agreement contains rights of first refusal on transfers of Stock issued pursuant to the exercise of such option grants by stockholders, a right of the subsidiary to repurchase such shares (the "Call Right") in the event the employee is no longer employed by the subsidiary, and a right of the employee to compel the subsidiary to repurchase (a "Put Right") the shares in 1999. The Call Right and the Put Right may be satisfied by the Company by the payment of cash, a promissory note, or, in some cases, an equivalent value of the Company's Common Stock. The Stockholders' Agreement also contains various other rights and restrictions, including "piggyback" registration rights to include shares in certain registration statements filed by the subsidiary under the Securities Act of 1933, as amended. As a condition to the closing of the Specialty Merger Transaction, the Stockholders' Agreements relating to subsidiaries of VSP will be terminated.

  SUBSIDIARY OPTION GRANTS TO DIRECTORS AND EXECUTIVE OFFICERS AS OF 11/30/96

                                                                                                                          VIVRA
                                                                                                                        SPECIALTY
                                                      VIVRA ASTHMA &           VIVRA HEALTH           VIVRA HEART       PARTNERS,
                                        FISCAL      ALLERGY CAREAMERICA      ADVANTAGE, INC.         SERVICES, INC.        INC.
                                         YEAR      ---------------------  ----------------------  --------------------  ----------
                                          OF          # OF      STRIKE      # OF       STRIKE       # OF      STRIKE       # OF
DIRECTOR NAME                            GRANT      OPTIONS      PRICE     OPTIONS      PRICE      OPTIONS     PRICE     OPTIONS
------------------------------------  -----------  ----------  ---------  ---------  -----------  ---------  ---------  ----------
David Barry*........................        1995       --         --         --          --          10,000  $     .50      60,000
                                            1996       --         --         --          --          --         --          95,000

David G. Connor, M.D.*..............        1995       --         --         --          --           2,500  $     .50      --
                                            1996       57,564  $   .5625      9,853   $     .79      --         --          28,227

Richard B. Fontaine*................        1996      287,820  $   .5625     49,625   $     .79      --         --         141,135

Alan R. Hoops*......................        1996      115,128  $   .5625     19,706   $     .79      --         --          56,454

Jacob Lazarovic, M.D................        1995       --         --         --          --          --         --         270,000
                                            1996       --         --         --          --          --         --          78,000
                                                                                                                            10,000

David L. Lowe*......................        1996       57,564  $   .5625      9,853   $     .79      --         --          28,227

John M. Nehra*......................        1995       --         --         --          --          60,000  $     .50      --
                                                                                                     50,000  $    1.00
                                            1996      287,820  $   .5625     49,625   $     .79      --         --         141,135

Stephen G. Pagliuca*................        1996      201,474  $   .5625     34,486   $     .79      --         --          98,795

Richard Pozen, M.D..................        1995       --         --         --          --         220,000  $     .50      --
                                            1996                                                     60,000  $    1.00      60,000

Kent J. Thiry.......................        1996    2,302,560  $   .5625    197,060   $     .79      --         --       1,129,080

Thomas O. Usilton...................        1995       --         --         --          --          30,000  $    1.00     180,000
                                            1996       20,000  $   .3750     --          --          --         --         110,000
                                                                                                                           223,900

LeAnne Zumwalt......................        1995       --         --         --          --          15,000  $     .50      70,000
                                            1996      863,460  $   .5625     73,898   $     .79      --         --         353,405
                                                                                                                           111,367


                                       STRIKE
DIRECTOR NAME                           PRICE
------------------------------------  ---------
David Barry*........................  $    1.65
                                      $    1.65
David G. Connor, M.D.*..............     --
                                      $    1.65
Richard B. Fontaine*................  $    1.65
Alan R. Hoops*......................  $    1.65
Jacob Lazarovic, M.D................  $    1.65
                                      $    1.65
                                      $    2.94
David L. Lowe*......................  $    1.65
John M. Nehra*......................     --

                                      $    1.65
Stephen G. Pagliuca*................  $    1.65
Richard Pozen, M.D..................     --
                                      $    1.65
Kent J. Thiry.......................  $    1.65
Thomas O. Usilton...................  $    1.65
                                      $    1.65
                                      $    2.94
LeAnne Zumwalt......................  $    1.65
                                      $    1.65
                                      $    2.94

* The subsidiary options granted to each of Mr. Barry, Dr. Conner, Mr. Fontaine, Mr. Hoops, Mr. Lowe, Mr. Nehra and Mr. Pagliuca will terminate upon the closing of the Specialty Merger Transaction without any payment being made in connection with such termination.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
  ARRANGEMENTS

    The following is a summary of the material provisions of the employment agreement between the Company and Mr. Thiry and of employment agreements between the Company and the other Named Executive Officers, which are substantially identical to one another except for salary.

    Mr. Thiry's employment agreement (which was entered into in March 1996) provides for an annual salary of at least $275,000 and expires on January 31, 2000. A copy of Mr. Thiry's employment agreement is filed as Exhibit (c)(8) to the Schedule 14D-9 and is incorporated herein by reference in its entirety. The Company may award discretionary bonuses under the agreement. Mr. Thiry received a previously granted contingent bonus of $300,000 because the Company's earnings per share reached $1.25 for the fiscal year ending November 30, 1996, and such bonus was approved by the Board of Directors. Mr. Thiry's agreement contains certain nondisclosure, noncompetition and nonsolicitation covenants. The Company may terminate Mr. Thiry's employment upon 30 days' written notice (i) upon Mr. Thiry's breach of the agreement or neglect of his duties; (ii) for cause; or
(iii) upon his permanent disability. The agreement terminates immediately upon his death. If Mr. Thiry's employment terminates due to his permanent disability or death, the Company will be obligated to pay him or his estate an amount equal to one year's salary computed at a rate of at least $300,000. If Mr. Thiry terminates the agreement due to the Company's breach of the contract, he will be entitled to receive an amount equal to one and one-half of his annual salary computed at a rate of at least $300,000 per annum, plus one and one-half of the discretionary bonuses actually awarded during the fiscal year prior to such termination. If his employment terminates within one year of a change of control other than for Mr. Thiry's breach or neglect or termination for cause, Mr. Thiry will receive payments and benefits, which include (a) a payment equal to 2.99 times the sum of his annual salary computed at a rate of at least $300,000 per annum and any discretionary bonus paid for the fiscal year immediately preceding the change of control; (b) continuation of existing or comparable life and health insurance coverage for three years; (c) acceleration of the exercisability of stock options and related stock appreciation rights and vesting of any other stock-related awards; and (d) use of office facilities for one year. Under the contract, a "change of control" means a change of control that would be required to be reported pursuant to Item 6(e) of Schedule 14A under the Securities Exchange Act of 1934, as amended. A "change of control" is deemed to have occurred if (i) any Person (as defined in the employment agreement) becomes the beneficial owner, directly or indirectly, of at least 30 percent of the combined voting power of the Company's outstanding securities, or
(ii) during any consecutive two-year period individuals who at the beginning of such period constitute the Board of Directors cease to constitute at least a majority thereof, unless the election of other directors has been approved in advance by at least two-thirds of the directors at the beginning of such period. The consummation of the Offer will constitute a "change of control" under Mr. Thiry's employment agreement thereby entitling him, upon a termination of employment within one year following such change in control, to receive a severance payment of $1,800,000.

    The Company also has employment agreements with each of Messrs. Barry, Usilton, Lazarovic and Ms. Zumwalt that provide for salaries, which are subject to annual review by the Board of Directors. A copy of Ms. Zumwalt's employment agreement is filed as Exhibit (c)(9) to the Schedule 14D-9 and is incorporated herein by reference in its entirety. The Company may terminate employment at any time by giving not less than 30 days' written notice and immediately for cause (as defined in the agreements). Under the agreements, the executives are eligible to receive bonuses, stock options and other forms of incentive compensation and will also be eligible to participate in employee benefit and fringe benefit programs. The executives' agreements contain nondisclosure, nonsolicitation and noninterference covenants. If the employment of Mr. Barry or Ms. Zumwalt terminates within two years after a change in control of the Company, other than for cause, such executive will be entitled to receive certain payments and benefits which include a payment equal to 2.99 times the sum of base compensation being paid at the time of the change of control and the cumulative bonuses received by the executive in the preceding 24 months, and acceleration of the exercisability of stock options and related stock appreciation rights. For purposes of the contracts, a "change in control" means (1) any person becoming the beneficial owner, directly or indirectly, of at least 20 percent of the combined voting power of the Company's voting securities; (2) a change in the composition of the Board of Directors as a result of which fewer than two-thirds of incumbent directors had been directors 24 months prior to such change or were elected or nominated with the affirmative votes of directors who had been directors 24 months prior to such change; or (3) a change in control required to be reported pursuant to Item 6(e) of Schedule 14A under the Exchange Act. The consummation of the Offer will, upon a termination of employment within two years following such change of control, constitute a "change of control" under Ms. Zumwalt's employment agreement thereby entitling her to receive a severance payment of $870,000. In addition, Mr. Barry and Ms. Zumwalt will receive up to $2,880,000 (plus a tax gross-up not to exceed approximately $1,344,000) and $1,920,000 (plus a tax gross-up not to exceed approximately $1,344,000), respectively, pursuant to the Retention Arrangements. In addition, Mr. Terry Gilpin, Mr. Gregory Holcomb, Dr. Charles McAllister and Mr. Thomas O. Usilton will receive $650,000, $250,000, $700,000 and $480,000, respectively, pursuant to the Retention Arrangements.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following tables show beneficial ownership as of February 28, 1997 of the Company's Common Stock, $.01 par value, by the directors and executive officers and the greater than 5% stockholders:

                                                                                      SHARES OWNED    PERCENT OF
NAME OF BENEFICIAL OWNER                                                              BENEFICIALLY       CLASS
------------------------------------------------------------------------------------  -------------  -------------
David G. Connor, M.D................................................................        32,097(1)           *
Richard B. Fontaine.................................................................        36,818(2)           *
Alan R. Hoops.......................................................................        10,124(1)           *
David L. Lowe.......................................................................        11,041(3)           *
John M. Nehra.......................................................................        25,644(4)           *
Stephen G. Pagliuca.................................................................        26,394(5)           *
Kent J. Thiry.......................................................................       452,500(1)         1.1%
David P. Barry......................................................................        52,650(1)           *
LeAnne M. Zumwalt...................................................................        28,351(6)           *
Thomas O. Usilton...................................................................         1,000(1)           *
Putnam Investments, Inc.(7).........................................................     5,163,405(8)        12.9%
  One Post Office Square
  Boston, MA 02109
RCM Capital Management(9)...........................................................     3,764,250(10)         9.3%
RCM Limited, L.P.
RCM General Corporation
  Four Embarcadero Center
  San Francisco, CA 94111
Nichols Company, Inc................................................................     2,385,194(11)         6.0%
  700 North Water Street
  Milwaukee, WI 53202
All directors and executive officers as a group (14 persons)........................       690,644(12)         1.7%

------------------------

*   Denotes ownership less than 1% of the outstanding shares of Common Stock.

(1) All shares are subject to options which are currently exercisable.

(2) Includes 31,310 shares subject to options which are currently exercisable.

(3) Includes 10,874 shares subject to options which are currently exercisable.

(4) Includes 25,310 shares subject to options which are currently exercisable.

(5) Includes 26,060 shares subject to options which are currently exercisable.

(6) Includes 28,350 shares subject to options which are currently exercisable.

(7) Certain Putnam investment managers (together with their parent corporation, Putnam Investments, Inc.), are considered "beneficial owners" in the aggregate of 5,163,405 shares, or 7.2 percent of shares outstanding of the Company's voting Common Stock, which shares were acquired for investment purposes by such investment managers for certain of their advisory clients.

(8) Shared voting and investment power, 98,500 and 5,163,405 shares, respectively.

(9) The parent company of RCM Capital Management, L.L.C., Dresdner Bank AG ("Dresdner"), has beneficial ownership of 3,764,250 shares only to the extent Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM Capital management, L.L.C.

(10) Sole investment power.

(11) Sole voting and investment power, 2,455,950 and 3,661,250 shares, respectively; shared investment power, 103,000 shares.

(12) Includes 802,015 shares subject to options which are currently exercisable or will become exercisable within 60 days.

                              CERTAIN TRANSACTIONS

    In connection with Ms. Zumwalt's relocation from Aliso Viejo, California, to San Mateo, California, in July 1996, the Company loaned Ms. Zumwalt $400,000 to acquire a new residence. The loan bears interest at an annual interest rate of
6.74 percent. Interest payments are due each year on the last day of the year and all unpaid interest and principal are due on July 24, 2002. The loan is secured by a second deed of trust on Ms. Zumwalt's residence. The Company has agreed to pay Ms. Zumwalt bonuses at least equal to the amount of interest due on the loan each year.

    During the first quarter of 1997, the Board of Directors established the Special Committee consisting of John M. Nehra, Chair and Richard B. Fontaine, Member. The Special Committee, working with Goldman Sachs, designed and managed the process which led to the Merger Agreement and the Specialty Merger Agreement. The Committee also contacted various parties which expressed interest in the Company or VSP and ultimately negotiated the terms of the Merger Agreement, the Offer and the Specialty Merger Agreement. In consideration of the substantial efforts of the Special Committee, the Board of Directors authorized payments to be made to Mr. Nehra and Mr. Fontaine in amounts equal to $466,667 and $233,333, respectively. In addition, Mr. Nehra and Mr. Fontaine are also entitled to approximately $73,500 and $60,000, respectively, for cash fees to be received for attending meetings of the Special Committee in person or telephonically and the reimbursement of out-of-pocket expenses incurred in attending meetings relating to the objectives of the Special Committee.